UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                             DATAMIRROR CORPORATION
                -----------------------------------------------

                                (Name of Issuer)


                                 COMMON SHARES
                -----------------------------------------------

                         (Title of Class of Securities)


                                  237926 10 0
                -----------------------------------------------

                                 (CUSIP Number)


                               DECEMBER 31, 2003
                -----------------------------------------------

            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237926                       13G                        Page 2 of 5
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

         P. KIRK DIXON
-----------------------------------------------------------------------------

 2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [ ]
                  (b) [ ]
-----------------------------------------------------------------------------

 3. SEC Use Only

-----------------------------------------------------------------------------

 4. Citizenship or Place of Organization

         CANADIAN

-------------------------- --------------------------------------------------
                           5.       Sole Voting Power
Number of                           527,340
Shares                     --------------------------------------------------
Beneficially               6.       Shared Voting Power
Owned by                            64,384
Each Reporting             --------------------------------------------------
Person With                7.       Sole Dispositive Power
                                    527,340
                           --------------------------------------------------
                           8.       Shared Dispositive Power
                                    64,384
-------------------------- --------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         591,724
-----------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
-----------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

         5.2%
-----------------------------------------------------------------------------

 12. Type of Reporting Person (See Instructions)

         IN
-----------------------------------------------------------------------------

Item 1.

 (a) Name of Issuer

         DATAMIRROR CORPORATION

 (b) Address of Issuer's Principal Executive Offices

         3100 STEELES AVENUE EAST, SUITE 1100
         MARKHAM, ONTARIO, CANADA
         L3R 8T3


Item 2.

 (a) Name of Person Filing

         P. KIRK DIXON

 (b) Address of Principal Business Office or, if none, Residence

         3100 STEELES AVENUE EAST, SUITE 1100
         MARKHAM, ONTARIO, CANADA
         L3R 8T3

 (c) Citizenship

         CANADIAN

 (d) Title of Class of Securities

         COMMON SHARES

 (e) CUSIP Number

         237926 10 0

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


 (a) Amount beneficially owned: 591,724


 (b) Percent of class: 5.2%


 (c) Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote 527,340.

         (ii)     Shared power to vote or to direct the vote 64,384.

         (iii) Sole power to dispose or to direct the disposition of 527,340.

         (iv) Shared power to dispose or to direct the disposition of 64,384.


         Of the 591,724 Common Shares beneficially owned by Mr. Dixon:

         (i) 64,384 Common Shares are personally owned by Mr. Dixon's spouse;

         (ii)     472,340 Common Shares are personally owned by Mr. Dixon; and

         (iii) 55,000 Common Shares are subject to stock options granted to Mr. Dixon that are presently exercisable.


Item 5. Ownership of Five Percent or Less of a Class

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A


Item 8. Identification and Classification of Members of the Group

         N/A


Item 9. Notice of Dissolution of Group

         N/A


Item 10. Certification

         N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 5, 2004

/S/ P. KIRK DIXON
P. KIRK DIXON